June 19, 2007

Hitachi, Ltd.
Re:	Form 20-F for Fiscal Year Ended March 31, 2006
File No. 001-08320

Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Dear Mr. O’Brien:

We respectfully submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) via letter dated June 15, 2007, relating to Hitachi, Ltd’s response to Staff comment letter dated June 12, 2007 concerning Hitachi, Ltd’s Form 20-F for the fiscal year ended March 31, 2006, filed on August 7, 2006.

Regarding our responses to your comments, Hitachi, Ltd. recognizes and acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are our responses to the Staff comments. For your convenience, we have restated the comments from the Staff in italicized type and have followed each comment with our response thereto.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Fiscal 2005 Compared with Fiscal 2004

1. We note your response to prior comment 1 from our February 27, 2007 where you have provided proposed revisions to your disclosure. In certain circumstances your revisions still do not provide a comprehensive explanation of why there were significant fluctuations or changes in trends during fiscal 2005. For example, we note that Revenues in Information & Telecommunication Systems increased 4%. The increase was due to an increase in sales in your outsourcing business, the storage solutions business in overseas markets and HDDs. This explanation does not fully explain why sales increased. Why did sales in your outsourcing business, storage solutions business and HDDs increase? Did you increase marketing efforts, change the product mix, provide sales incentives or lower prices? We further note in certain circumstances you still indicate that sales increased because demand increased. Why did demand increase in their certain business segments or certain product lines?

Finally we refer you to your statement that the increase in sales for Information & Telecommunication was a result of the increase in HDD sales. This statement does not appear consistent with your discussion of impairment charges taken in this segment as a result of “decreased production volume in certain production lines of HDDs due to changes in product lineup.” As requested above, please explain in detail all of the factors that resulted in material year over year changes, specifically volume changes in product mix.

We acknowledge your comment and have expanded our MD&A. An example of our expanded MD&A is the analysis of operating results for Information & Telecommunication Systems that follows below. Please note that this analysis is presently in draft and may be revised while finalizing our Form 20-F for fiscal 2006. We will expand other segment analysis for fiscal 2005 in the same manner. We will also disclose our MD&A for fiscal 2006 and future filings in the same manner.

Revenues in Information & Telecommunication Systems increased 4%, to ¥2,360,956 million, in fiscal 2005 compared to the preceding fiscal year. Sales from Hitachi’s outsourcing business sectors increased, with the largest increase in the domestic private sector due to the increased IT infrastructure investments in these business sectors that improve their management efficiency and operating results, coupled with Hitachi’s sales efforts. In addition, sales of HDDs increased on a worldwide basis due primarily to increased sales volume from worldwide increased demand for IT investments, including HDDs for disk array subsystems and PCs. This increase in sales volume of HDDs for disk array subsystems and PCs was slightly affected by a decrease in sales of HDDs for servers due to a decline in sales volume resulting from low yield ratio of such products. Sales from Hitachi’s overseas market storage solution business in private sectors also increased due to an increased demand for IT investments that improved management efficiency. Operating income increased 25%, to ¥84,687 million, in fiscal 2005 compared to the preceding fiscal year due primarily to an improvement in Hitachi’s services business which resulted from a decrease in unprofitable projects and improvement in project management, and an increase in disk array subsystems that resulted from an increase in sales due to strong demand for IT investments.

2. We note your response to prior comment 4 from our February 27, 2007 where you have provided proposed revisions to your disclosure. In certain circumstances your revisions still do not provide a comprehensive explanation of the events and circumstance surrounding the impairment charges taken in fiscal 2005. We refer you to your statements that the factors that led you to believe an impairment charge was necessary were “changes in product lineup, downsizing large-sized LCDs operations and a decrease in profitability in optical fiber business due to changes in business circumstances.” Please revise to fully explain any changes in product mix, why downsizing of a certain operation was necessary and further explain the business circumstances that resulted in a decrease in profitability of your optical fiber business. Please keep in mind that this section serves to provide a reader the opportunity to see your business through the eyes of management therefore enhanced discussion of the business environment and circumstances surrounding your business and all segments is warranted.

We acknowledge your comment and have expanded our MD&A relating to impairment losses recorded during fiscal 2005 that follow below. Please note that this analysis is presently in draft and may be revised while finalizing our Form 20-F for fiscal 2006. We will disclose our impairment losses for fiscal 2006 and future filings in the same manner.

In fiscal 2005, Hitachi recorded impairment losses for long-lived assets in the amount of ¥27,408 million. The majority of the impairment losses were recorded on long-lived property, plant and equipment in Japan and in the U.S. The material factors of impairment losses are as follows: ¥11,631 million of the total recorded impairment loss was recorded in Information & Telecommunication Systems mainly in connection with production lines of HDDs for servers and resulted primarily from decreased profitability in such products due to a decline in sales volume of such products caused by low yield ratio of such products; ¥7,265 million of the total recorded impairment loss was recorded in Electronic Devises and resulted primarily from a downsizing in large-sized LCDs operations due to less competitiveness in such products in domestic market caused by intense price competition and Hitachi’s strategy to focus on small and medium-sized LCDs in this business environment; ¥4,120 million of the total recorded impairment loss was recorded in High Functional Materials & Components mainly in connection with optical fiber manufacturing equipment, mainly used for domestic telecommunications, and fiber-optic submarine cable manufacturing equipment caused by a decline in profitability of these products due to declines in unit prices and market demand of these products affected by matured optical fiber telecommunications infrastructure at this time.

3. We note your response to prior comment 8 from our February 27, 2007 where you have provided proposed revisions to your disclosure. We also note from your prior correspondence that you acknowledged our prior comments and that you would revise future disclosures accordingly. However, based on your proposed revised disclosures, it does not appear that you are fully complying with our comment. In this regard, you have indicated in your response that you have not included goodwill accounting policies as goodwill charges have not been significant over the last two years. Regardless of the lack of material historical charges recorded for goodwill impairment, the process of performing an impairment analysis each year includes calculations of fair value and cash flows that require estimates and assumptions be made by management. With regard to your valuation allowance for deferred tax assets, the fact that the estimation of the valuation is “primarily and significantly affected by market conditions” is what would cause management to change certain assumptions in determining the need or amount of any valuation and is why we believe you should include your valuation allowance for deferred tax assets as a critical accounting policy. As previously requested, the Company should expand MD&A to provide full explanations of “critical accounting policies” for goodwill and long-lived assets and your valuation allowance for deferred tax assets, the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

We acknowledge your comment and will expand our discussion of critical accounting policies, specifically long-lived assets, goodwill, pensions and our valuation allowance for deferred tax assets as follows.

Item 5. Operating and Financial Review and Prospects

G. Critical Accounting Policies

Impairment of Long-Lived Assets

Hitachi reviews the carrying value of its long-lived assets held and used, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Hitachi performs the initial impairment review using estimates of undiscounted future cash flows. If the carrying value of the asset is considered impaired based upon the review, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its estimated fair value. In estimating, Hitachi uses available quoted market prices and present value techniques, if appropriate, based on the estimated future cash flow expected to result from the use of the assets and their eventual disposition. Although management believes that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of the long-lived assets. Such unforeseen changes include, but not limited to, changes in production due to trends of supply and demand in the markets, rapid changes in selling prices of products or purchasing prices of material and component, unexpected technological innovation causing obsolescence of present products and unpredictable changes in business assumption relating to revision of an authorized business plan which result in changes in the extent or manner the long-lived assets are used.

Goodwill and Intangible Assets

All goodwill and other intangible assets with indefinite useful lives are not amortized but are tested for impairment in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” during the fourth quarter after the annual forecasting process is completed or between annual tests if an event occurs or circumstances change in a manner that would more likely than not reduce the fair value of these assets below their carrying value. Fair value for these assets is determined using a discounted cash flow analysis. The estimation of the fair value is based on various assumptions, including forecasted operational results set forth in Hitachi’s authorized business plan, discount rates and perpetual growth rates. The forecasted operational results are based on currently available assumptions considered to be reasonable. However, actual results may differ materially from those projected because of factors such as economic trends in Japan, North America, Asia and other major markets where Hitachi does business, supply in excess of demand leading to a decline in selling prices or production operation, intense price competition or decreases in prices, a sharp rise in the purchasing prices of material and component and currency exchange rate fluctuations. Especially, digital media products are sensitive to decreases in prices, and therefore, an impairment loss may be incurred due to an unforeseeable change in the authorized business plan. Although management believes that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in the business environment could negatively affect the valuations and the amount of the impairment charge.

Deferred Tax Assets

In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that a portion or all of the deferred tax assets will not be realized. The ultimate realization of Hitachi’s deferred tax assets is dependent on whether Hitachi is able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Management has scheduled the expected future reversals of the temporary differences and projected future taxable income, including the execution of certain available tax strategies if needed, in making this assessment. Actual results may differ materially from forecasted operational results, which are the basis for projecting future taxable income, and be subject to adjustment because of factors such as economic trends in major markets where Hitachi does business, trends of supply and demand in the markets, prices of products and services, purchasing prices of material and component, currency exchange rate fluctuations and rapid technological innovation. As a result, the difference could negatively affect the amount of deferred tax assets and valuation allowances. The realizability of deferred tax assets is assessed for each taxable unit in each taxable jurisdiction, and the results of the assessment may differ from unit to unit due to different products or jurisdictions even if they operate same kind of business. Based on these factors, management believes that it is more likely than not that Hitachi will realize the benefits of these temporary differences, net of the existing valuation allowance as of March 31, 2007. However, the amount of deferred tax assets may be different if Hitachi does not realize estimated future taxable income during the carry forward periods as originally expected.

Retirement Benefits

Hitachi has a significant amount of employee retirement benefit costs which are developed from actuarial valuations. Inherent in these valuations are key assumptions in estimating pension costs including mortality, withdrawal, retirement, changes in compensation, discount rate and expected return on plan assets. Hitachi is required to estimate the key assumptions by taking into account various factors including personnel demographics, current market conditions and expected trends in interest rates. Hitachi determines the discount rate by looking to available information about rates implicit in return on high-quality fixed-income governmental and corporate bonds. Accordingly, the discount rate is likely to change from period to period based on these ratings. A decrease in the discount rate results in an increase in actuarial pension benefit obligations. Increases and decreases in the pension benefit obligation affect the amount of the actuarial gain or loss which is amortized into income over the service lives of employees. Changes in the key assumptions may have a material effect on Hitachi’s financial position and results of operations. Management believes that estimation of the key assumptions is reasonable under the various underlying factors.

The table below shows the sensitivity to a change in discount rates and the expected rate of return on plan assets to pre-tax income and projected benefit obligation (PBO), holding all other assumptions constant.

	Effect on pre-tax income For the year ended March 31, 2008	Effect of PBO As of March 31, 2007
	(Millions of yen)
Discount rates
0.5% decrease	(8,748)	164,143
0.5% increase	8,811	(152,242)
Expected rate of return on plan asset
0.5% decrease	(7,345)
0.5% increase	7,345

Please contact Theodore Paradise or Jeremy Entwisle of Davis Polk & Wardwell, our outside US counsel, with any questions you may have regarding this letter.

Sincerely yours,

/s/ Masahiro Hayashi
Masahiro Hayashi Executive Vice President and Executive Officer Hitachi, Ltd.